

<u>VIA FACSIMILE AND U.S. MAIL</u>

January 15, 2009

Daniel J. Heinrich
Senior Vice President and Chief Financial Officer
The Clorox Company
1221 Broadway
Oakland, California 94612

      RE: **The Clorox Company**
                 Form 10-K for Fiscal Year Ended June 30, 2008
                 Form 10-Q for Fiscal Quarter Ended September 30, 2008
                 File No. 1-07151

Dear Mr. Heinrich:

We have reviewed your filing and have the following comments. We have limited our review of your filings to the matters listed below. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10-K FOR THE YEAR ENDED JUNE 30, 2008

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Financial Statements

Note 1. Summary of Significant Accounting Policies, page 27

Cost of Products Sold, page 32

2. Please disclose whether you allocate a portion of your depreciation and amortization to cost of products sold. If you do not allocate depreciation and amortization to costs of products sold, please revise your presentation on the face of your statements of earnings and throughout the filing to comply with SAB Topic 11:B.

Note 22. Segment Reporting, page 58

3. In the first quarter of fiscal year 2008, you modified your internal reporting process and the manner in which your business is managed and in turn, realigned your segment reporting. As a result of this process, you are now reporting your operating results to the chief operating decision maker based on geographic segments (North America and International) which has resulted in a change to the operating and reportable segments. Please provide the following:

   • Please explain to us the specific modifications made to your internal reporting process and the manner is which you manage your business. Your response should address whether there were also changes made as to who represented the chief operating decision maker per paragraph 12 of SFAS 131 as well as whether there were changes in the financial information given to the chief operating decision maker to make decisions about resources to be allocated and to assess performance.

   • With regards to your Leadership Committee as of September 1, 2008 as disclosed on your website, please explain the roles of Benno Dorer, Vice President – Laundry & Home Care & Cleaning Division, Derek Gordon, Vice President – Brita and US Auto Care, George Roeth, Vice President – Specialty Division, Glenn Salvage, Vice President – Away From Home, Tarang Amin, Vice President – Charcoal & Food as it relates to the realignment of your segments. Please tell us whether these roles are functional (ie. Marketing) or whether they represent actual divisions within your organization. Please also tell us whether any of these individuals is compensated based upon the performance of their division. Please explain to us who each of these individuals reports to and each person above them until you reach the chief operating decision maker level.

   • Please also tell us what your operating segments are and if you aggregate operating segments pursuant to paragraph 17 of SFAS 131. Given the different regions and areas that you appear to operate in, please help us understand how your chief operating decision maker can assess performance and make decisions regarding the allocation of resources by viewing operations at your new operating segment level.

- Please tell us whether the chief operating decision maker and/or the Board of Directors receives information by product division, and if so, what is consists of.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief